IT Tech Packaging, Inc.

Science Park, Juli Rd,

Xushui District, Baoding City

Hebei Province, The People’s

Republic of China 072550

February 23, 2023

VIA EDGAR CORRESP

Evan Ewing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	IT TECH PACKAGING, INC. Registration Statement on Form S-3 Filed December 22, 2022 File No. 333-268944

Dear Mr. Ewing:

On behalf of IT Tech Packaging, Inc., a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter of January 17, 2023 with respect to the Registration Statement on Form S-3 (the “S-3”) filed on December 22, 2022 by the Company (File No.: 333-268944). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form F-3 (the “Amended S-3”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-3

Cover Page

1.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

COMPANY RESPONSE: The Company has revised the disclosure on the cover page in response to the Staff’s comment.

Evan Ewing

U.S. Securities and Exchange Commission

February 23, 2023

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

COMPANY RESPONSE: The Company has revised cover page in response to the Staff’s comment.

Prospectus Summary, page 1

3.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

COMPANY RESPONSE: The Company has revised the prospectus summary on pages 1 and 2, and the risk factors section on page 20 in response to the Staff’s comment.

Evan Ewing

U.S. Securities and Exchange Commission

February 23, 2023

General

4.	Your registration statement indicates you are offering debt securities, but no debt securities are included in your fee table. Please revise or advise.

COMPANY RESPONSE: The Company has revised the fee table to include debt securities.

5.	Please tell us the meaning of the repeated use of “if any” in your exhibit index. It is unclear, for example, why you say “if any” indenture will be filed, given that an indenture is required to be qualified in connection with the offering of debt securities.

COMPANY RESPONSE: The Company has revised the exhibit index to remove the words of “if any”.

6.	Please provide us with responses to prior comments 19 and 20 in our letter to you dated December 21, 2021.

Prior Comment 19:

Please demonstrate that you meet each of the eligibility requirements to use Form S-3. In this regard, we note that your Form 10-K for the fiscal-year ended December 31, 2020 filed on March 23, 2021 omitted the information required by Item 9A to Form 10-K. As a result, it appears you are not eligible to use Form S-3 at this time. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 115.02 and Securities Act Rules Compliance and Disclosure Interpretation 198.02. In addition, please tell us how you intend to address the impact of this omission on registration statements on Form S-3 and S-8 that are already effective.

COMPANY RESPONSE TO PRIOR COMMENT 19:

While we agree that the Company was not eligible to use Form S-3 at the time that the previous registration statement was filed, we believe that the Company is currently eligible to use Form S-3. We summarizes the Company’s analysis as to Form S-3 eligibility below.

Under Form S-3, in order to use Form S-3, a registrant must (i) meet the requirements of General Instruction I.A. of Form S-3 (the “Registrant Requirements”), and (ii) satisfy the requirements of General Instruction I.B.6. of Form S-3 (the “Transaction Requirements”). See General Instructions to Form S-3.

As explained below, the Company believes it satisfies both the Registrant Requirements and the Transaction Requirements.

Evan Ewing

U.S. Securities and Exchange Commission

February 23, 2023

Registrant Requirements

●	As required under General Instruction I.A.1. of Form S-3, IT Tech Packaging, Inc. is organized under the laws of the United States (Nevada) and a holding company with operations primarily conducted by its subsidiaries and through contractual arrangements with Hebei Baoding Dongfang Paper Milling Company Limited, a People’s Republic of China company (“Dongfang Paper”), the variable interest entity, or VIE, based in China.

●	General Instruction I.A.2. of Form S-3 also states that the registrant must have a class of securities registered under Section 12(b) of the Securities Exchange Act of 1934 or a class of equity securities registered under Section 12(g) of the Exchange Act or is required to file reports under Section 15(d) of the Exchange Act. The Company has a class of securities registered under Sections 12(b) of the Exchange Act. As a result, the Company is required to file reports in accordance with Section 12 of the Exchange Act.

●	As required by General Instruction I.A.3(a) of Form S-3, the Company has been subject to the reporting requirements of Section 12 of the Exchange Act and has filed all material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least 12 calendar months immediately preceding the filing of the registration statement on Form S-3; and

●	As required by General Instruction I.A.3(b) of Form S-3, the Company has filed in a timely manner all reports required to be filed by it with the SEC during the 12 calendar months and any portion of a month immediately before the filing of the Registration Statement.

Consequently, the Company believes it meets the Registrant Requirements.

Transaction Requirements

As required by General Instruction I.B.6. of Form 3,

●	the aggregate market value of securities sold by or on behalf of the Company pursuant to the General Instruction I.B.6. during the period of 12 calendar months immediately prior to, and including, the sale will be no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company;

●	the Company is not a shell company and has not been a shell company for at least 12 calendar months; and

●	the Company has at least one class of common equity securities listed and registered on NYSE American, a national securities exchange.

As a result, the Company believes that it satisfies the Transaction Requirements and thus is eligible to use Form S-3 at this time.

Evan Ewing

U.S. Securities and Exchange Commission

February 23, 2023

The Company previously had an effective registration statement on Form S-3 (File No.: 333-248505) (the “Resale S-3) that was filed to register for resale by the selling shareholders named therein 4,400,000 shares (the “Warrant Shares”) of common stock issuable upon the exercise of certain warrants (the “Warrants”). None of the Warrants have been exercised and no Warrant Shares have been resold by the selling shareholders pursuant to the Resale S-3. The Company acknowledges that it will need to file a post-effective amendment to the Resale S-3 in the event that the Company wishes to make the Resale S-3 available for use by the selling shareholders named therein.

Prior Comment 20:

We note the statement that you have “offered” approximately $33 million of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 month calendar period and that your aggregate market value is $41 million. Please revise to clarify if you mean that you sold securities under that instruction, not merely offered them, and when you will be able to sell securities under this registration statement pursuant to Instruction I.B.6. Likewise, if you did sell $33 million of securities during the prior 12 month calendar period, please demonstrate how that amount of sales was consistent with the limitations specified in Instruction I.B.6. Include in your response all calculations underlying your conclusions.

COMPANY RESPONSE TO PRIOR COMMENT 20:

The Company incorrectly stated that the Company had “offered” approximately $33 million of securities pursuant to General Instruction I.B.6 of Form S-3 during the previous 12 months in the previous preliminary prospectus. The Company did not offer or sell any securities pursuant to General Instruction I.B.6. of Form S-3 during the 12 calendar months prior to November 24, 2021, the date of the previous preliminary prospectus.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Giovanni Caruso, Partner at Loeb & Loeb LLP, at 212-407-4866 or gcaruso@loeb.com.

Sincerely,

IT Tech Packaging, Inc.

/s/ Zhenyong Liu
Zhenyong Liu
Chie Executive Officer

cc: Giovanni Caruso